Exhibit 99.1

Suite 3400 — 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG
GOLDCORP CEO TO RETIRE; BOARD NAMES SUCCESSOR
VANCOUVER, BRITISH COLUMBIA, DECEMBER 12, 2008 — GOLDCORP INC. (TSX: G, NYSE: GG) today announced that Kevin McArthur will retire as the Company’s President and Chief Executive Officer, effective December 31, 2008. McArthur will serve through 2009 as Advisor to the CEO and remain as a director on Goldcorp’s board. The board of directors has appointed Charles “Chuck” Jeannes, Goldcorp’s Executive Vice President, Corporate Development as President and Chief Executive Officer.
“Personal considerations make this the right time for me to step aside as CEO,” said McArthur. “The strong condition of Goldcorp and its leadership today has made my decision easier. I am pleased that the Board’s succession plan has produced a smooth, seamless leadership transition and that it has selected Chuck Jeannes to succeed me. Chuck has been a close colleague and business partner for over 20 years, and in that time he has emerged as one of the top professionals in the gold mining industry. Goldcorp’s employees and shareholders will benefit from his leadership and judgement in the next phase of the Company’s growth.”
“Kevin presided over the smooth integration of over $10 billion in assets over the last two years and left Goldcorp positioned as one of the finest companies in the world—that will be his legacy,” said Ian Telfer, Goldcorp’s Chairman of the Board. “We are grateful that he will remain as a director and active participant in this transition. The board also congratulates Chuck Jeannes on his well-earned appointment as President and CEO.”
Jeannes has worked in various capacities in the natural resources sector for over 25 years. Prior to joining Goldcorp, he served as Executive Vice President of Glamis Gold, where he played an instrumental role in that company’s success, including the acquisition of the Marlin and El Sauzal mines and the world-class Peñasquito project. Prior to Glamis, he served as Vice President of Placer Dome in both its San Francisco and Vancouver offices, with involvement in all aspects of the company’s business in North America. Jeannes began his career as a lawyer specializing in mineral transactions, permitting and mining regulatory issues.

“Goldcorp has achieved outstanding success due to delivering strong growth at low cash costs while operating in stable jurisdictions in a safe, responsible manner,” said Jeannes. “Advancing these unique attributes, while safeguarding our strong liquidity and cash balances during the currently challenging financial markets, will be my highest priorities as CEO. I am excited to follow in the tradition of exceptional leadership that has delivered strong value to Goldcorp’s shareholders over time. I have absolute confidence in the strength of Goldcorp’s people and assets in helping to continue that record.”
Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas. Its gold production remains 100% unhedged.
Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001